COMMENTS RECEIVED ON MARCH 29, 2017

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-90649 and 811-04008)

Fidelity International Sustainability Index Fund

Fidelity U.S. Sustainability Index Fund

POST-EFFECTIVE AMENDMENT NO. 354

1.  Fidelity U.S. Sustainability Index Fund and Fidelity International Sustainability Index Fund

C:

The Staff requests that we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.  Fidelity U.S. Sustainability Index Fund and Fidelity International Sustainability Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the funds compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the funds derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, we confirm that at this time, each fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

3. Fidelity International Sustainability Index Fund and Fidelity U.S. Sustainability Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Normally investing primarily in common stocks.”

C:

The Staff requests we disclose the market capitalization policy for each fund’s common stock and add a small and mid cap risk if appropriate.

R:

The funds do not have a principal investment policy of investing in securities with a particular market capitalization. The risks associated with small and mid cap investing are not principal investment risks of the Fidelity International Sustainability Index Fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks”_“Stock Market Volatility” in the “Investment Details” section.”

For Fidelity U.S. Sustainability Index Fund, we recognize that the market capitalization weighting of the securities included in the index may fluctuate at times.  Accordingly, we will add the following disclosure under “Principal Investment Risks” in the “Investment Details” section:

“Mid Cap Investing. The value of securities of medium size, less well-known issuers can be more volatile than that of relatively larger issuers and can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks.”

4.  Fidelity U.S. Sustainability Index Fund and Fidelity International Sustainability Index Fund

“Principal Investment Strategies” (prospectus) and “Investment Policies and Limitations” (SAI)

C:

The Staff requests an explanation of how the concentration for each fund would be impacted if the index it seeks to track were to become concentrated.

R:

As a matter of fundamental policy, each fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry. Should the composition of a fund’s index affect the fund’s ability to be managed consistently with its investment policies and limitations at some point in the future, FMR would consider other options for the funds at that time.

5.  Fidelity International Sustainability Index Fund and Fidelity U.S. Sustainability Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the indices are currently concentrated. If so, the Staff requests we disclose the industry.

R:

Based on the publicly available information on the indices, we do not believe that the identified index for each fund is concentrated in any single industry.  Accordingly, we have not modified the disclosure.

6.  Fidelity U.S. Sustainability Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Normally investing at least 80% of assets in securities included in the MSCI USA ESG Index, which represents the performance of stocks of large- to mid-capitalization U.S. companies with high environmental, social, and governance (ESG) performance relative to their sector peers, as rated by MSCI ESG Research.”

C:

The Staff request that we add a mid-capitalization risk.

R:

As noted in our response to comment 3, we recognize that the market capitalization weighting of the securities included in the index may fluctuate at times.  Accordingly, we will add the following disclosure under “Principal Investment Risks” in the “Fund Summary” section:

“Mid Cap Investing.  The value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other type of stocks and can be more volatile than that of larger issuers.”

7.  Fidelity U.S. Sustainability Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we add a securities lending risk to the “Principal Investment Risks” section.

R:

In response to previous Staff comments regarding securities lending risk disclosure, we added disclosure from the “Fund Basics” section to the “Fund Summary” section that discusses counterparty risk and other risks associated with securities lending transactions. We continue to be of the view that adding identical disclosure under a separately titled securities lending risk disclosure tile would be duplicative of existing disclosures.

8.  Fidelity International Sustainability Index Fund and Fidelity U.S. Sustainability Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a strategy risk be added to the “Principal Investment Risks” section which notes that that the ESG selection methodology may not achieve the intended results.

R:

Each fund discloses that its investment objective seeks to provide investment results that correspond to the total return of the applicable MSCI ESG Index, which reflects the ESG selection methodology.  Accordingly, we have not modified the disclosure.

9.  Fidelity International Sustainability Index Fund

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(a), Instruction 2.

10.  Fidelity International Sustainability Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose whether there are any emerging markets securities in the index.

R:

We will modify the disclosure under the heading “Principal Investment Strategies” in the “Fund Summary” section as follows (new disclosure underlined):

• “Normally investing at least 80% of assets in securities included in the MSCI ACWI ex USA ESG Index and in depository receipts representing securities included in the index. The MSCI ACWI ex USA ESG Index is a capitalization-weighted index that provides exposure to companies with high environmental, social, and governance (ESG) performance relative to their sector peers, as rated by MSCI ESG Research. The MSCI ACWI ex USA ESG Index consists of large- and mid-cap companies across developed and emerging markets, excluding the United States.”

11.  Fidelity International Sustainability Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“Geode normally invests at least 80% of the fund's assets in securities included in the MSCI ACWI ex USA ESG Index and in depository receipts representing securities included in the index. The MSCI ACWI ex USA ESG Index is a capitalization-weighted index that provides exposure to companies with high ESG performance relative to their sector peers, as rated by MSCI ESG Research. MSCI ACWI ex USA ESG consists of large- and mid-cap companies across 22 developed markets and 23 emerging markets countries.

C:

The Staff request that we disclose how much of the fund is invested in emerging market securities and also provide a separate emerging market risk if it is a significant portion of the index.

R:

We are not aware of a requirement to disclose specific weightings of a third party index, which may fluctuate. We believe the description provided for the fund’s MSCI (a third party) index, as provided in the “Investment Details” section is sufficient. Because we believe that the risks associated with investing in emerging markets are described in “Foreign and Emerging Market Risk” under the heading “Principal Investment Risks” in the “Fund Summary” and “Investment Details” sections, we have not modified the disclosure.

12.  Fidelity International Sustainability Index Fund

“Additional Information about the Index” (prospectus)

C:

The Staff requests we provide additional information in the “Additional Index Information” section including component selection criteria, rebalancing and reconstitution process including frequency of the reconstitution, and disclose the approximate number of constituents of the index. The Staff requests that this information also be included in the “Fund Summary” section.

R:

We are not aware of a requirement to disclose the methodology a third party index or details surrounding its components, which may fluctuate. We believe the description provided for the fund’s MSCI (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly we have not modified disclosure.

13.  Fidelity U.S. Sustainability Index Fund

“Additional Information about the Index” (prospectus)

C:

The Staff notes that the index has been licensed and requests that a copy of the index agreement be filed.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N-1A. Accordingly, we have not filed the agreement.

FOLLOW-UP COMMENTS RECEIVED ON APRIL 10, 2017

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-90649 and 811-04008)

Fidelity International Sustainability Index Fund

Fidelity U.S. Sustainability Index Fund

POST-EFFECTIVE AMENDMENT NO. 354

14.  Fidelity International Sustainability Index Fund

“Additional Information about the Index” (prospectus)

C:

The Staff reiterates the request to provide additional information in the “Additional Index Information” section including component selection criteria, rebalancing and reconstitution process including frequency of the reconstitution, and disclose the approximate number of constituents of the index. The Staff requests that this information also be included in the “Fund Summary” section.

R:

We continue to believe that there is no requirement in Form N-1A to disclose the methodology of a third party index or details surrounding its components. Because some of these details may fluctuate during the effective period of the fund’s prospectus, we have not modified the disclosure in the “Fund Summary” section. However, we will modify the description provided for the MSCI ACWI ex USA ESG Index in the “Additional Index Information” section as follows:

“MSCI ACWI (All Country World Index) ex USA ESG Index is a capitalization-weighted index that provides exposure to companies with high Environmental, Social and Governance (ESG) performance relative to their sector peers. MSCI ACWI ex USA ESG consists of large- and mid-cap companies across 22 Developed Markets (DM) and 23 Emerging Markets (EM) countries excluding the U.S. markets. MSCI ACWI ex USA ESG targets sector and region weights consistent with those of the underlying index to limit the systemic risk introduced by the ESG selection process. The methodology aims to include securities of companies with the highest ESG ratings representing 50% of the market capitalization in each sector and region of the parent index. Companies showing involvement in alcohol, gambling, tobacco, nuclear power and weapons are excluded from MSCI ACWI ex USA ESG. MSCI ACWI ex USA ESG is reviewed annually and rebalanced quarterly. As of March 31, 2017, MSCI ACWI ex USA ESG included approximately 1,250 constituents.”

FOLLOW-UP COMMENTS RECEIVED ON APRIL 11, 2017

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-90649 and 811-04008)

Fidelity International Sustainability Index Fund

Fidelity U.S. Sustainability Index Fund

POST-EFFECTIVE AMENDMENT NO. 354

15.  Fidelity U.S. Sustainability Index Fund

“Additional Information about the Index” (prospectus)

C:

The Staff requests we provide additional information in the “Additional Index Information” section including component selection criteria, rebalancing and reconstitution process including frequency of the reconstitution, and disclose the approximate number of constituents of the index. The Staff requests that this information also be included in the “Fund Summary” section.

R:

As noted in our response to comment 14, we continue to believe that there is no requirement in Form N-1A to disclose the methodology of a third party index or details surrounding its components. Because some of these details may fluctuate during the effective period of the fund’s prospectus, we have not modified the disclosure in the “Fund Summary” section. However, we will modify the description provided for the MSCI USA ESG Index in the “Additional Index Information” section as follows:

“MSCI USA ESG Index is a capitalization-weighted index that provides exposure to companies with high Environmental, Social and Governance (ESG) performance relative to their sector peers. MSCI USA ESG consists of large- and mid-cap companies in the U.S. market. MSCI USA ESG targets sector weights consistent with those of the underlying index to limit the systemic risk introduced by the ESG selection process. The methodology aims to include securities of companies with the highest ESG ratings representing 50% of the market capitalization in each sector of the parent index. Companies showing involvement in alcohol, gambling, tobacco, nuclear power and weapons are excluded from MSCI USA ESG. MSCI USA ESG is reviewed annually and rebalanced quarterly. As of February 28, 2017, MSCI USA ESG included approximately 350 constituents.”